Exhibit 99.1
NewLead Holdings Ltd. Announces Completion of First Phase of Turnaround
•	$21.7 million sale of three non-core vessels

•	$37.0 million purchase of newbuild Post-Panamax vessel
PIRAEUS, GREECE, April 28, 2010 – NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead”) announced today that it has completed the first phase of its turnaround with the sale of three additional non-core vessels and the agreement to purchase one newbuild Post-Panamax vessel.
Since the recapitalization of NewLead in October 2009, management has focused on a new strategy including the disposition of inefficient vessels, exit from the container industry, acquisition of vessels with quality time charters and creation of a newbuilding program. As a result of these actions, NewLead’s fleet has expanded by over 50%. In addition, management focused on improving profitability by bringing in-house commercial and technical expertise.
As a result of the transactions announced today, NewLead will have a diversified fleet of 17 vessels, of which seven are product tankers and ten are drybulk vessels (including newbuildings) with an average age of 9.4 years and total dwt of 408,606 for product tankers and 1,141,308 for drybulk vessels (including newbuildings).
Michael S. Zolotas, President and Chief Executive Officer of NewLead Holdings Ltd. stated, “Our ability to secure the Post-Panamax contract at a competitive price is a testament to our relationship with the leading shipyards. With the two newbuild Kamsarmaxes announced earlier this year and the addition of this Post-Panamax, we are renewing our fleet in order to maintain a competitive position in the industry.”
Purchase of One Newbuild Post-Panamax Vessel
NewLead reached an agreement to purchase a 92,000 dwt Post-Panamax vessel, being constructed at a first-class shipyard in Korea. Delivery is expected in the second quarter of 2011. NewLead anticipates financing the vessel with a combination of debt and cash from the balance sheet. Once delivered, the vessel will immediately be chartered-out for approximately seven years at a floor rate of $15,000 per day plus 50/50 profit sharing from a first class European charterer.

Newbuild Post-Panamax Details:

		Annualized	Aggregate
	Anticipated	EBITDA(1)	EBITDA(2)	Charter Rate	Charter
Type/ DWT	Delivery Date	(millions)	(millions)	(daily, net)	Duration
Bulker Post Panamax/ 92,000	Q2 2011	$3.2(3)	$21.0(3)	$14,438 + 50/50 Profit Sharing(4)	Seven years

(1)	EBITDA calculation assumes daily operating expenses of $5,500 per day and 360 revenue days.

(2)	Aggregate EBITDA over the life of the contract; daily operating expenses of $5,500 per day (growing at 3% annually).

(3)	Assuming zero profit sharing. Using current (April 22, 2010) rates, the annualized EBITDA would be $6.2 million and aggregate EBITDA would be $42.1 million.

(4)	50/50 profit sharing takes effect when 110% of the BPI route index exceeds $17,000.
Sale of Non-Core Vessels
NewLead concluded the sale of the High Rider and entered into an agreement to sell the Ostria and the Nordanvind for anticipated aggregate gross proceeds of $21.7 million. The High Rider is a 1991 Japanese-built, 41,502 dwt, MR tanker. The Ostria and the Nordanvind are 2000 and 2001, respectively, Romanian-built, 38,615 dwt, MR tankers. The sale of Ostria and Nordanvind is expected to be concluded during the second quarter of 2010. NewLead also intends to sell the High Land, its last non-core vessel, a 1992 Japanese-built, 41,450 dwt, MR tanker during the third quarter of 2010.
The four vessels had been operating at sub-par rates on the spot market for an extended period. Divesting these inefficient vessels is expected to favorably impact EBITDA by approximately $6.6 million annually. NewLead plans to use the proceeds from the sales to renew its fleet or reduce its outstanding indebtedness.
NewLead’s Fleet:

	Size			Charter Rate
Name	(dwt)	Vessel Type	Year Built	(daily, net)	Charter Expiration
Product Tanker Vessels

Stena Compass	72,750	Panamax	2006	Bareboat charter rate of $18,466.25 + 30% of profits above $26,000	December 2010

Stena Compassion	72,750	Panamax	2006	Bareboat charter rate of $18,466.25 + 30% of profits above $26,000	June 2010

Newlead Avra	73,495	Panamax	2004		Spot

Newlead Fortune	73,495	Panamax	2004		Spot

Hiotissa	37,329	Handymax	2004	$19,012.50 + profit sharing	min: April 2011 max: June 2011

Hiona	37,337	Handymax	2003	$19,012.50 + profit sharing	min: March 2011 max: May 2011

Nordanvind(1)	38,615	Handymax	2001		Spot

Ostria(1)	38,615	Handymax	2000		Spot

	Size			Charter Rate
Name	(dwt)	Vessel Type	Year Built	(daily, net)	Charter Expiration
High Land	41,450	Handymax	1992	$8,181.25	min: June 2010 max: July 2010

Drybulk Vessels

Grand Victoria	75,966	Panamax	2002	$16,875	min: October 2010 max: January 2011

Brazil(2)	151,738	Capesize	1995	$29,062.50 for 1st/2nd year, $26,250 balance years, all plus profit sharing above $26,600	min: October 2014 max: February 2015

Australia	172,972	Capesize	1993	$20,662.50	min: November 2011 max: January 2012

China	135,364	Capesize	1992	$12,753	min: November 2015 max: October 2016

Grand Ocean	149,498	Capesize	1990	$15,360, one additional year charterer’s option at $15,360	min: December 2010 max: April 2011 max (if option exercised): April 2012

Grand Venetico	134,982	Capesize	1990	$17,760 additional six month charterer’s option at $17,760	min: June 2011 max: October 2011 max (if option exercised): April 2012

Grand Rodosi(3)	68,788	Panamax	1990	$10,174.50 + 50/50 profit sharing	min: June 2012 max: September 2012

Newbuildings

			Expected
	Size		Delivery	Charter Rate
Name	(dwt)	Vessel Type	Date	(daily, net)	Charter term
TBN	92,000	Post-Panamax	Q2 2011	$14,438 + 50/50 Profit Sharing when 110% of BPI route index exceeds $17,000	Seven years time charter

TBN	80,000	Kamsarmax	Q4 2010	$28,710 for first five years; owner’s option for additional two years at $20,000-$28,000 (less 1%)	Seven years time charter

TBN	80,000	Kamsarmax	Q4 2011	$27,300	Seven years time charter

(1)	MOAs for the sale of these vessels have been executed and the sales are expected to close during the second quarter of 2010.

(2)	$29,062.50 for the first and second years, $26,250 all years thereafter, plus profit sharing (85% of the Cape Spot 4 TCE Avg. Minus $26,600)

(3)	Profit calculation: 86% of Cape Spot 4 TCE Avg. minus $10,200
About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international shipping company that owns and operates product tankers and dry bulk vessels. NewLead’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “NEWL”.
To learn more about the Company, please visit the Company’s new website at www.newleadholdings.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995 This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ''forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions and business strategy. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Investor and Media Contact:
Laura A. Kowalcyk
CJP Communications
+1 (212) 279 3115 x 209

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